UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

SCHEDULE 13G
(RULE 13d-1(b))

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-l(b), (c) AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO 13d-1(b)

IDNA, INC.
(Name of Issuer)

COMMON STOCK, $0.05 PAR VALUE
(Title of Class of Securities)

45169P106
(CUSIP Number)

NOVEMBER 21, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant
to which this Schedule is filed:

☒	Rule 13d-l(b)

☐	Rule 13d-l(c)

☐	Rule 13d-l(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 45169P106	PAGE 2 OF 4
(1) Names of reporting person(s):
SILAR SPECIAL OPPORTUNITIES FUND, LP
I.R.S. Identification No.: 20-5550316
(2) Check the appropriate box if a member of a group (see instructions)
(a)
(b)
(3) SEC use only
(4) Citizenship or place of organization: DELAWARE
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 1,500,000
(6) Shared voting power: NA
(7) Sole dispositive power: 1,500,000
(8) Shared dispositive power: NA
(9) Aggregate amount beneficially owned by each reporting person: 1,500,000 One Reporting Entity
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions): NA
1. (11) Percent of class represented by amount in Row 9:
15.06% However, Silar will transfer 25% or 375,000 shares to Gottbetter Capital Group, Inc. (“Gottbetter Capital”) By this transfer Silar would then own 1,125,000 shares or 11.30% of the issued and outstanding Common Stock of IDNA and Gottbetter Capital would own, 375,000 shares or 3.76% of the issued and outstanding Common Stock of IDNA.

(12) Type of reporting person (see instructions): HC (Control Person)

SCHEDULE 13G

CUSIP NO. 45169P106	PAGE 3 OF 4 PAGES

ITEM 1(a). NAME OF ISSUER:

IDNA, INC.

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

415 Madison Avenue, 7th Floor, New York, New York 10017

ITEM 2(a). NAME OF PERSON FILING:

SILAR SPECIAL OPPORTUNITIES FUND, LP

ITEM 2(b). ADDRESS OF PRINCIPAL OFFICES OR, IF NONE, RESIDENCE:

c/o Silar Special Opportunities Fund GP, LLC
333 Seventh Avenue, 3rd Floor
New York, New York 10001

ITEM 2(c). CITIZENSHIP:

A Delaware Partnership

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

Common Stock

ITEM 2(e). CUSIP NUMBER:

45169P106

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
a.	☐	Broker or dealer registered under Section 15 of the Act.
b.	☐	Bank as defined in Section 3(a)(6) of the Act.
c.	☐	Insurance company as defined in Section 3(a)(19) of the Act.
d.	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.
e.	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
f.	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
g.	☒	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
h.	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
i.	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
j.	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

SCHEDULE 13G

CUSIP NO. 5169P106	PAGE 4 OF 4 PAGES

ITEM 4. OWNERSHIP:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
a.	Amount beneficially owned: 1,500,000 (However, Silar will transfer 25% or 375,000 shares to Gottbetter Capital Group, Inc. (“Gottbetter Capital”) By this transfer Silar would then own 1,125,000 shares or 11.30% of the issued and outstanding Common Stock of IDNA and Gottbetter Capital would own, 375,000 shares or 3.76% of the issued and outstanding Common Stock of IDNA.
	b.	)

	c.	Percent of class: 15.06% (11.30% upon transfer of 375,000 shares to Gottbetter Capital Group, Inc.)

	d.	Number of shares as to which such person has:

1,500,000 (Upon transfer to Gottbetter Capital Group, Inc. ownership will be reduced to 1,125,000)

		i.	Sole power to vote or to direct the vote: 1,500,000 (Upon transfer to Gottbetter Capital Group, Inc.: 1,125,000)
		ii.	Shared power to vote or to direct the vote: NA
		iii.	Sole power to dispose or to direct the disposition of: 1,500,000 OR (Upon transfer to Gottbetter Capital Group, Inc.: 1,125,000)

Shared power to dispose or to direct the disposition of: NA

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Not applicable.
ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10. CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2007

SILAR SPECIAL OPPORTUNITIES FUND, LP

By: SILAR SPECIAL OPPORTUNITIES FUND GP, LLC
Its General Partner

By: Its Managing Member
/s/ Robert L. Leeds
Robert L. Leeds

Senior Vice President, Secretary and General Counsel

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION. INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).